

March 22, 2024

Lionel Kambeitz
Chief Executive Officer
Above Food Ingredients Inc.
2305 Victoria Avenue #001
Regina, Saskatchewan, S4P 0S7

> **Re: Above Food Ingredients Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed March 13, 2024**
> **File No. 333-275005**

Dear Lionel Kambeitz:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4

Comparative Share Information, page 169

1. We note your response to prior comment 7 and the revisions to your filing. Please be advised, the historical periods presented for Bite and Above Food should correspond to the periods of Bite and Above Food's historical financial statements included in the pro forma financial statements. In regard, it is not clear why you provided historical information for Bite for the nine months ended December 31, 2022 rather than for the year ended December 31, 2022 or why you provided historical information for Above Food for the nine months ended January 31, 2023 rather than for the year ended January 31, 2023. It is also not clear why the information is presented in US dollars rather than in Canadian dollars, the reporting currency of the registrant and its predecessor. Please clarify or revise.

Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing